UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's
N.Z.$450,000,000
3.75 per cent. Notes due 18 August 2025

Series No. NZD-017-00-1, Tranche No. 1

(under the N.Z.$10,000,000,000 Domestic Medium-Term Note Programme)

Filed pursuant to Rule 3 of Regulation AD
Dated: 18 August 2022

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of N.Z.$450,000,000 principal amount of 3.75 per cent. Notes due 18 August 2025 (Series No. NZD-017-00-1, Tranche No. 1) (the "Notes") of the Asian Development Bank (the "ADB") under its N.Z.$10,000,000,000 Domestic Medium-Term Note Programme (the "Programme").

Item 1.   Description of Obligations

The terms and conditions of the Notes are set forth in the Information Memorandum for the Programme dated 27 January 2010 (the "Information Memorandum"), previously filed under a report of the ADB dated 27 January 2010, and in the Pricing Supplement relating to the Notes dated 16 August 2022 (the "Pricing Supplement"), which was previously filed under a report of the ADB dated 16 August 2022. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated 13 April 2022, was filed under a report of the ADB dated 13 April 2022.

The registrar and paying agent of the ADB with respect to the Notes is Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Auckland 0622, New Zealand.

Item 2.   Distribution of Obligations

See the Information Memorandum, pages ii to iii and 47 to 50, and the Pricing Supplement.

As of 16 August 2022, the ADB entered into a Subscription Agreement, which was previously filed under a report of the ADB dated 16 August 2022, with ANZ Bank New Zealand Limited, Commonwealth Bank of Australia and Westpac Banking Corporation (ABN 33 007 457 141) (acting through its New Zealand branch) (together, the "Dealers"), pursuant to which ADB has agreed to issue, and the Dealers have severally agreed to purchase, a principal amount of the Notes aggregating N.Z.$450,000,000 for an issue price of 99.817384 per cent., less an underwriting fee of N.Z.$378,670.50. For the avoidance of doubt, the aggregate purchase price after the above adjustment shall be N.Z.$448,799,557.50. The Notes will be offered for sale subject to issuance and acceptance by the Dealers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about 18 August 2022. The Dealers propose to offer all the Notes to the public at the public offering price of 99.817384 per cent. The respective principal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
ANZ Bank New Zealand Limited	N.Z.$150,000,000
Commonwealth Bank of Australia	N.Z.$150,000,000
Westpac Banking Corporation	N.Z.$150,000,000
Total	N.Z.$450,000,000

Item 3. Distribution Spread

See the Pricing Supplement, page 2, and the Subscription Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.817384%	0.084149%	99.733235%
Total in N.Z.$	N.Z.$449,178,228	N.Z.$378,670.50	N.Z.$448,799,557.50

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers
See Item 3.

Item 5.   Other Expenses of Distribution

Item	Amount
Legal Fees..	U.S.$16,230*

*   Asterisk indicates that the expense itemized above is an estimate.

Item 6.   Application of Proceeds

See the Information Memorandum, page 1.

Item 7.   Exhibits

(a)   (i)   Information Memorandum in relation to the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(ii)   Pricing Supplement dated 16 August 2022, previously filed under a report of the ADB dated 16 August 2022.

(b)   Copy of an opinion of counsel as to the legality of the Notes.

(c)   (i)   Programme Agreement relating to the issuance of Notes by the ADB under the Programme dated as of 27 January 2010, previously filed under a report of the ADB dated 27 January 2010, as amended by an amendment agreement dated 5 March 2018, previously filed under a report of the ADB dated 23 August 2019.

(ii)   Note Deed Poll relating to the issuance of Notes by the ADB under the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(iii)   Subscription Agreement dated 16 August 2022, previously filed under a report of the ADB dated 16 August 2022.

(iv)   Registrar and Paying Agency Agreement in relation to the Programme dated 27 January 2010, previously filed under a report of the ADB dated 27 January 2010.

(d)   (i)   Information Statement dated 13 April 2022, previously filed under a report of the ADB dated 13 April 2022.

(ii)   Information Memorandum and Pricing Supplement (see (a) above).



18 August 2022

ANZ Bank New Zealand Limited
Level 10, ANZ Centre
171 Featherston Street
Wellington 6011
New Zealand

Commonwealth Bank of Australia
Level 1, CBP South
11 Harbour Street
Sydney, NSW 2000
Australia

Westpac Banking Corporation (ABN 33 007 457 141) (acting through its New Zealand branch)
Level 8
16 Takutai Square
Auckland 1010
New Zealand

as Dealers for the issue of the Notes defined below

Ladies and Gentlemen,

ASIAN DEVELOPMENT BANK
Series No.: NZD-017-00-1, Tranche No. 1
N.Z.$450,000,000 3.75 per cent. Notes due 18 August 2025 (the "Notes")
Issued Under the New Zealand Dollar Domestic Medium-Term Note Programme
(the "Programme")

I am the Deputy General Counsel of the Asian Development Bank ("ADB") and have been asked to issue a legal opinion to you in connection with the issue and sale of the captioned Notes issued under the Programme. In that connection, I have examined, among other things, the following:

(a) the Agreement Establishing the Asian Development Bank (the "Charter"), the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB, and the Rules of Procedure of the Board of Directors of ADB;

(b)　a memorandum dated 27 April 1999 from the member of the Board of Directors of ADB representing Australia to the Treasurer of ADB, confirming that the Government of Australia has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(c)　a letter from the Minister of Finance of New Zealand dated 23 October 2013 confirming that the Government of New Zealand has given all approvals required from such Government pursuant to Article 21 of the Charter for the purposes of the Notes;

(d)　the resolution adopted by the Board of Directors of ADB on 7 December 2021 (the "Resolution"), authorizing the issue and sale of the Notes pursuant to various determinations of the President, a Vice President or the Treasurer of ADB;

(e)　the memorandum of the Treasurer of ADB dated 16 August 2022 setting forth the determinations as required under the Resolution for the issue and sale of the Notes;

(f)　the Borrowing Regulation of ADB dated 13 April 2020;

(g)　the Subscription Agreement between ADB and the Dealers dated 16 August 2022 (the "Subscription Agreement") relating to the issue and sale of the Notes; and

(h)　the Pricing Supplement dated 16 August 2022 (the "Pricing Supplement" and together with the Subscription Agreement and the Notes are referred to herein collectively as the "Programme Documents") relating to the issue and sale of the Notes.

In such examination, I have assumed (other than with respect to ADB), the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all original documents, the conformity to original documents of certified, photostatic, emailed or faxed copies and the authenticity and completeness of the originals of such latter documents.

As to various questions of fact material to the opinions rendered herein, I have relied upon the representations in the documents that I have examined. I have assumed the due execution and delivery, pursuant to due authorization, of the Programme Documents by each party thereto other than ADB, and that each such other party has the full power, authority and legal right to enter into and perform its obligations under each Programme Document to which it is a party. I have also assumed that each Programme Document constitutes the valid and legally binding obligation of each party thereto, other than ADB, enforceable against such party in accordance with its terms, and that all necessary consents, approvals, authorizations, registrations, declarations and filings (governmental or otherwise) and all other conditions precedent with respect to the legal and valid execution and delivery of, and performance under, the Programme Documents by each party thereto other than ADB have been made or satisfied or have occurred and are in full force and effect.

Based on my examination and review of the documents described above and such other documents and matters as are in my judgment necessary for the purposes of this opinion and subject to the assumptions, limitations, qualifications, exceptions and reservations set forth herein, I am of the opinion that:

(A)   ADB has obtained all governmental approvals required pursuant to the Charter in connection with the offering, issue and sale of the Notes.

(B)   The creation, issue, sale and delivery of the Notes have been duly authorized. When the Notes have been duly issued, delivered and paid for in accordance with the Subscription Agreement (which Subscription Agreement shall have been duly authorized, executed and delivered by the Dealers), the Notes will constitute valid and legally binding obligations of ADB.

(C)   The Subscription Agreement and the Pricing Supplement have each been duly authorized, executed and delivered by ADB and (assuming due authorization, execution and delivery by the Dealers of the Subscription Agreement) each constitutes a valid and legally binding agreement of ADB.

In giving the opinions expressed above, I express no opinion as to:

(a)   the enforceability of any Programme Documents, which is a matter of New Zealand law, as to which I understand you are being separately advised;

(b)   provisions in any Programme Documents (i) imposing late charges, premiums, penalties or forfeitures, (ii) imposing an increase in interest rate upon delinquency in payment or the occurrence of a default or (iii) requiring any prepayment fee, breakage or yield maintenance charges, including, without limitation, a requirement for the payment thereof upon the occurrence of a default under the Programme Documents for whatever cause or upon acceleration of the obligations;

(c)   the validity of any provision in the Programme Documents releasing, exculpating or exempting a party from, or requiring indemnification of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, recklessness, willful misconduct or unlawful conduct, or where such provision is contrary to public policy;

(d)   the validity or effectiveness of any provision in the Notes for the choice of a forum or waiving an objection to the bringing of an action based on the inconvenience of a forum; and

(e)   any clause in the Notes relating to the submission to jurisdiction, insofar as it purports to confer subject matter jurisdiction on a court to adjudicate any controversy relating to the Notes in any circumstance in which such court would not otherwise have subject matter jurisdiction.

This opinion is limited to matters of public international law, including without limitation the Charter, the By-Laws of ADB, the Rules of Procedure of the Board of Governors of ADB and the Rules of Procedure of the Board of Directors of ADB. No opinion is expressed herein, or should be deemed to be implied hereby, in respect of the laws of any national jurisdiction. To the extent that any opinion is expressed herein as to the validity and binding effect of any agreement or instrument executed by ADB which by its terms is governed by national law, such opinion as to matters of public international law is given upon the assumption of the validity and binding effect of such agreement or instrument under such national law.

My opinions expressed herein are solely for the benefit of the Dealers and may not be relied on by any other person. This opinion may not be quoted nor any copies hereof be furnished to any other person without the prior written consent of the undersigned, except that you may furnish a copy hereof (a) to your independent auditors, attorneys and affiliates and their advisers, (b) pursuant to any applicable law or regulation, (c) to any governmental agency or authority having supervisory or regulatory jurisdiction over you, (d) pursuant to order or legal process of any court or governmental agency or authority, (e) in connection with any actual or potential legal action or disputes to which you are a party arising out of the transactions referred to in the Notes, (f) to a financial institution in connection with a proposed assignment of your interest under the Notes, and (g) to any rating agencies.

Very truly yours,

DAMIEN J. EASTMAN
Deputy General Counsel and Officer-in-Charge
Office of the General Counsel